August 4, 2011

Via EDGAR

Tonya Bryan

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Bryan:

Re:      Inka Productions Corp. (the “Company”)
            Registration Statement on Form S-1
            Filed February 04, 2011
            File No. 333-171064

I am President and C.E.O. of the Company and am writing this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.

We note your response to our prior comment two and reissue.  Please revise to correct the inconsistency between the statement on the cover that the price was determined by, among other factors, "a business valuation that was conducted by our management" and the statement under Determination of the Offering Price on page 12 that the price was determined "arbitrarily by adding a $0.029 premium to the last sale price."

ANSWER:  The inconsistencies have been reconciled throughout to state that the offering price was determined arbitrarily by adding a $0.029 premium to the last sale price of our common stock to investors.

Summary, page 5

2.

We note your response to our prior comment three.  Please revise your summary to disclose the amount of cash you have as of the most recent practical date.

ANSWER:  We have included such disclosure.

Plan of Distribution, page 15

3.

We note your response to our comment 11 and reissue.  Revise to clarify that each selling shareholder might be deemed an underwriter.

ANSWER:  We have included the following disclosure:

Selling shareholders named herein might be deemed underwriters of the shares of common stock which they are offering.

Description of Business, page 18

4.

We note your response to our prior comment 12 and reissue.  Please revise this section to provide a more detailed description of your anticipated business.  For example, please revise to state where in the United States and Peru you plan to conduct dance performances.  Also revise to provide more detail about your competitors and competitive business conditions, both in the United States and Peru.  We also note that it appears that a large portion of your description of business section is identical to your description of the plan of operations section.  Please refer to Item 101(h) of Regulation K for information to be included in the description of business section of your prospectus and revise accordingly.

ANSWER:  The Description of Business and Plan of Operations sections have been revised accordingly to include the above information.

5.

We note your response to our prior comment 13 and reissue in part.  Please revise to describe the projected salary of the person who will teach the program, the salaries to be received by the dancers during the training period, the costs to get bookings, your estimates of the air flight and hotel costs for an American booking, and a description of any efforts you have undertaken to see whether your plan is commercially reasonable.

ANSWER: The Recruitment Process section has been updated to include all of the above information.

Compliance with Government Regulation, Page 20

6.

We note your response to our prior comment 15.  Please also revise to estimate the amount of time required to obtain P3 visas and the estimated costs of obtaining U.S. and Peruvian visas, and disclose who will be responsible for paying for all visa and travel expenses.

ANSWER:  The Compliance with Government Regulation section has been updated to disclose the requested information.

Plan of Operation, page 23

7.

We note your response to our prior comment 19 and reissue in part.  Please further revise your Plan of Operation section to discuss your detailed plan to become operational and through to revenue generation.  For example, please revise to disclose where you intend to conduct your auditions and the training program, such as in the United States or Peru, and estimate the costs of leasing space for these activities.  For each distinct step in your plan of operation, such as the recruitment and training parts of your plan of operation, provide your estimated expenses and sources of funds.  In addition, please provide a description, cost and time estimates of your anticipated marketing and advertising efforts for your pubic dances and private performances both in the United States and Peru.

ANSWER:  The Plan of Operations section has been revised significantly to disclose the requested information.

8.

We note your disclosure on pages 18 and 23 that you "will have other sources of revenue as well.”  Please revise to clarify that there is no guarantee that you will generate any revenues.

ANSWER:  We have added the following:

However, there is no guarantee that we will ever be successful at generating revenues.

9.

We note your response to our prior comment 20 and reissue.  We note your disclosure that you plan to hire and train performers.  Please describe when and how you plan to obtain financing to implement this plan.

ANSWER:  The following disclosure has been added:

We intend to provide funding for hiring and training performers through a combination of private placement of our equity securities, the public sales of equity securities and borrowing from commercial lenders or our president.  Our president has orally agreed to provide us necessary funding to maintain minimal operations for the short term duration and fund the cost of our becoming a public company.  We have no agreement, commitment or understanding to secure any such funding from any other source.

10.

We note your response to our prior comment 21 and reissue.  You state that you believe you have "sufficient funds" to maintain minimal operations.  Please quantify the amount of your funds.  Liquidity needs to be discussed on a short-term and long-term basis.  Please revise accordingly.

ANSWER:  The second paragraph in the Liquidity section has been revised and now states:

As of the date of this Prospectus, we believe, for the short term, which is less than 12 months, to have sufficient funds to maintain minimal operations.  We currently have cash on hand in the amount of $10,353 and our president will lend us any additional amount that is needed to maintain our operations.

Exhibit 5.1

11.

We note your response to our prior comment 24.  However, please revise the legal opinion to reference "Form S-I filed on December 9, 2010, as amended" and delete the reference to "through the date hereof” from the first full paragraph of the opinion.

ANSWER:  The reference to “through the date hereof” has been removed.

Please contact me if you require further information.

Yours truly,

INKA PRODUCTIONS CORP.

Per: /s/ Roxana Gloria Candela Calixto

Roxana Gloria Candela Calixto

President